July 21, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement No. 333-128067

Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Ophthalmic Imaging Systems (the “Company”) hereby applies for the withdrawal of the Registration Statement No. 333-128067 and all amendments and exhibits thereto, as the Company has determined it will not offer the Common Stock contemplated to be offered under the Registration Statement due to the need to make amendments to the documents related to the offering of such Common Stock. No sales have been made under the Registration Statement.

Very truly yours, OPHTHALMIC IMAGING SYSTEMS. By: /s/ Ariel Shenhar Ariel Shenhar Vice President and Chief Financial Officer